Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Dear Mr. Gordon:

The Following is in response to your review of Realmark Property Investors Limited - II Form 10-K for the year ended December 31, 2004, File No. 0-11909

Item 15: Exhibits, Financial Statements, Schedules, and Reports on Form 8K,
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page 11
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"Explain to us why you have not included financial statements for Research
Triangle Industrial Park West Associates Joint Venture, in accordance with Rule 3-09 of Regulation S-X."

Response
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The Research Triangle Industrial Park West Associates Joint Venture met the
conditions set forth in 210.1-02(w) in 2004 for it to be considered a significant subsidiary.

The general partner entered into an agreement with the limited partners to provide, among other things, that all of the Realmark Partnerships' properties be disposed of. To this end, the general partner has been in the process of disposing of the Partnership's assets. At December 31, 2004, the Partnership has interests in three properties, one of which is a 50% joint partner interest in Research Triangle Industrial Park West Associates Joint Venture, which owns an office/distribution facility in Raleigh, North Carolina. The remaining 50% joint partner is Realmark Property Investors Limited Partnership - VIA, an entity affiliated through common general partners. It is anticipated that the Partnership will be entering into a sales contract in the near future (one to six months) which will be subject to sales conditions which are customary for sales contracts; however, there is no assurance that the sale will be consummated. Upon disposal of the remaining assets, the Partnership will be liquidated in an orderly fashion.

Considering this situation, we request an exemption to the requirement that the Partnership be required to file separate financial statements for the Research Triangle Industrial Park West Associates Joint Venture.

Note 4 Investments in Unconsolidated Joint Ventures, page F-11 -
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"We note that you [RPILP - II] and RPILP - VI A each have a 50% interest in
Research Triangle Industrial Park West Associates Joint Venture. Explain to us why you and RPILP - VI A have differing amounts in partner's deficit". "In addition tell us how you determined that the joint venture was not a variable interest entity".
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Response
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The difference in the partnership deficit amounts is attributable to the amortization of the excess purchase price paid being absorbed solely by RPILP - VI A. The original partners of Research Triangle Industrial Park West Associates Joint Venture were Realmark Property Investors Limited Partnership II and Research Triangle Industrial Park West Associates, a North Carolina General Partnership. RPILP - VI A purchased its portion of the Joint Venture from Research Triangle Industrial Park West Associates. At the time of the sale, the purchase price was in excess of the value of the asset. This excess balance is being amortized and applied only to RPILP - VI A partner's deficit.

The joint venture was determined not to be a variable interest entity under paragraph 5 of FIN 46(R). The determination was made based on the following information:

     a. The Joint Venture is able to finance it's activities without support provided by any parties, including equity holders. The Joint Venture has produced sufficient positive net income to not need support from third parties.

     b.  The holders of the equity investment at risk have:

         1. The ability to make decisions about the entity's activities that have significant effect on the success of the entity;

         2. The obligation to absorb the expected losses of the Joint Venture. There is no guaranteed return.

         3. The right to receive expected residual returns of the Joint Venture. There is no cap.

     c. The voting rights of the investors are proportional to their obligations to absorb the expected losses, or their right to receive expected residual returns.

In connection with our response to our comments, the Partnership acknowledges that:

         o the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

         o the Partnership may not assert staff comments as a defense in the proceeding initiated by the Commission or any person under the federal securities laws of the United States.



REALMARK PROPERTY INVESTORS
LIMITED PARTNERSHIP - II


By:  /s/ Joseph M. Jayson                                          May 26, 2005
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     JOSEPH M. JAYSON,                                                 Date
     Individual General Partner